12028222

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
OCT 02 2012
WASH, DC
196

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Federative Republic of Brazil
Exact name of registrant as specified in charter

0000205317
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2011
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-06682
SEC file number, if available

S-______________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-______________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2011
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil, on October 1, 2012.

Federative Republic of Brazil

By: /s/ Sônia de Almendra Freitas Portella Nunes
Sônia de Almendra Freitas Portella Nunes
Attorney of the National Treasury of Brazil

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Federative Republic of Brazil's Annual Report on Form 18-K for the year ended December 31, 2011 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2012 Annual Budget of the Federative Republic of Brazil

EXHIBIT C

Presidência da República

Casa Civil

Subchefia para Assuntos Jurídicos

LEI Nº 12.595 DE 19 DE JANEIRO DE 2012
(publicada no DOU de 20/01/2012, Seção I, página 1)

RECEIVED
OCT 0 2 2012
PROCESSING SECTION

Estima a receita e fixa a despesa da União para o exercício financeiro de 2012.

A PRESIDENTA DA REPÚBLICA Faço saber que o Congresso Nacional decreta e eu sanciono a seguinte Lei:

CAPÍTULO I

DAS DISPOSIÇÕES PRELIMINARES

Art. 1º Esta Lei estima a receita da União para o exercício financeiro de 2012 no montante de R$ 2.257.289.322.537,00 (dois trilhões, duzentos e cinqüenta e sete bilhões, duzentos e oitenta e nove milhões, trezentos e vinte e dois mil quinhentos e trinta e sete reais) e fixa a despesa em igual valor, compreendendo, nos termos do art. 165, § 5º, da Constituição, e dos arts. 6º, 7º e 51 da Lei nº 12.465, de 12 de agosto de 2011, Lei de Diretrizes Orçamentárias para 2012 - L -2012:

I - o Orçamento Fiscal referente aos Poderes da União, seus fundos, órgãos e entidades da Administração Pública Federal direta e indireta, inclusive fundações instituídas e mantidas pelo Poder Público;

II - o Orçamento da Seguridade Social, abrangendo todas as entidades e órgãos a ela vinculados, da Administração Pública Federal direta e indireta, bem como os fundos e fundações, instituídos e mantidos pelo Poder Público; e

III - o Orçamento de Investimento das empresas em que a União, direta ou indiretamente, detém a maioria do capital social com direito a voto.

CAPÍTULO II

DOS ORÇAMENTOS FISCAL E DA SEGURIDADE SOCIAL

Seção I

Da Estimativa da Receita

Art. 2º A receita total estimada nos Orçamentos Fiscal e da Seguridade Social é de R$ 2.150.458.867.507,00 (dois trilhões, cento e cinqüenta bilhões, quatrocentos e cinqüenta e oito milhões, oitocentos e sessenta e sete mil e quinhentos e sete reais), incluindo a proveniente da emissão de títulos destinada ao refinanciamento da dívida pública federal, interna e externa, em observância ao disposto no art. 5º, § 2º, da Lei Complementar nº 101, de 4 de maio de 2000, Lei de Responsabilidade Fiscal - LRF, na forma detalhada nos Anexos a que se referem os incisos I e VIII do art. 10 desta Lei e assim distribuída:

I - Orçamento Fiscal: R$ 959.179.909.733,00 (novecentos e cinqüenta e nove bilhões, cento e setenta e nove milhões, novecentos e nove mil e setecentos e trinta e três reais), excluída a receita de que trata o inciso III deste artigo;

II - Orçamento da Seguridade Social: R$ 535.793.002.103,00 (q

II - Refinanciamento da dívida pública federal: R$ 655.485.955.671,00 (seiscentos e cinqüenta e cinco bilhões, quatrocentos e oitenta e cinco milhões, novecentos e cinqüenta e cinco mil e seiscentos e setenta e um reais), constantes do Orçamento Fiscal.

Seção II

Da Fixação da Despesa

Art. 3º A despesa total fixada nos Orçamentos Fiscal e da Seguridade Social é de R$ 2.150.458.867.507,00 (dois trilhões, cento e cinqüenta bilhões, quatrocentos e cinqüenta e oito milhões, oitocentos e sessenta e sete mil e quinhentos e sete reais), incluindo a relativa ao refinanciamento da dívida pública federal, interna e externa, em observância ao disposto no art. 5º, § 2º, da LRF, e no art. 70 da LDO-2012, na forma detalhada entre os órgãos orçamentários no Anexo II desta Lei e assim distribuída:

I - Orçamento Fiscal: R$ 896.782.345.904,00 (oitocentos e noventa e seis bilhões, setecentos e oitenta e dois milhões, trezentos e quarenta e cinco mil e novecentos e quatro reais), excluídas as despesas de que trata o inciso III, alínea "a", deste artigo;

II - Orçamento da Seguridade Social: R$ 598.190.565.932,00 (q

II - Refinanciamento da dívida pública federal: R$ 655.485.955.671,00 (seiscentos e cinqüenta e cinco bilhões, quatrocentos e oitenta e cinco milhões, novecentos e cinqüenta e cinco mil e seiscentos e setenta e um reais), sendo:

a) R$ 655.465.921.424,00 (seiscentos e cinqüenta e cinco bilhões, quatrocentos e sessenta e cinco milhões, novecentos e vinte e um mil e quatrocentos e vinte e quatro reais) constantes do Orçamento Fiscal; e

b) R$ 20.034.247,00 (vinte milhões, trinta e quatro mil e duzentos e quarenta e sete reais) constantes do Orçamento da Seguridade Social.

Parágrafo único. Do montante fixado no inciso II deste artigo, a parcela de R$ 62.417.598.076,00 (sessenta e dois bilhões, quatrocentos e dezessete milhões, quinhentos e noventa e oito mil e setenta e seis reais) será custeada com recursos do Orçamento Fiscal.

Seção III

Da Autorização para a Abertura de Créditos Suplementares

Art. 4º Fica autorizada a abertura de créditos suplementares, restritos aos valores constantes desta Lei, excluídas as alterações decorrentes de créditos adicionais, desde que as alterações promovidas na programação orçamentária sejam compatíveis com a obtenção da meta de resultado primário estabelecida no Anexo de Metas Fiscais da LDO-2012 e sejam observados o disposto no parágrafo único do art. 8º da LRF e na LDO-2012 e os limites e as condições estabelecidos neste artigo, vedado o cancelamento de quaisquer valores incluídos ou acrescidos em decorrência da aprovação de emendas individuais apresentadas por parlamentares e as de iniciativa popular, estas últimas identificadas com o Identificador de Uso 7, para o atendimento de despesas:

I - em cada subtítulo, até o limite de 10% (dez por cento) do respectivo valor, mediante a utilização de recursos provenientes de:

a) a lação parcial de dotações, limitada 10% (dez por cento) do valor do subtítulo objeto da anulação;

b) reserva de contingência, inclusive à conta de recursos próprios e vinculados, observado o disposto no art. 5º, inciso III, da LRF;

c) excesso de arrecadação de receitas próprias, nos termos do art. 43, §§ 1°, inciso II, 3° e 4°, da Lei no 4.320, de 17 de março de 1964;

d) até o limite de 10% (dez por cento) do excesso de arrecadação das receitas do Tesouro Nacional; e

e) até o limite de 10% (dez por cento) do superávit financeiro das receitas do Tesouro Nacional, apurado no balanço patrimonial do exercício de 2011, nos termos do art. 43, §§ 1°, inciso I, e 2°, da Lei nº 4.320, de 1964;

II - nos grupos de natureza de despesa "3 - Outras Despesas Correntes", "4 - Investimentos" e "5 - Inversões Financeiras", mediante a utilização de recursos provenientes da anulação de dotações consignadas a esses grupos, no âmbito do mesmo subtítulo, objeto da suplementação, limitada a 30% (trinta por cento) da soma das referidas dotações;

III - relativas às transferências aos Estados, ao Distrito Federal e aos Municípios, decorrentes de vinculações constitucionais ou legais; aos fundos constitucionais de o financiamento do Norte, Nordeste e Centro-Oeste, nos termos da Lei nº 7.827, de 27 de setembro de 1989; ao Fundo de Amparo ao Trabalhador - FAT; e ao complemento da atualização monetária do saldo do Fundo de Garantia do Tempo de Serviço - FGTS, mediante a utilização de recursos decorrentes de excesso de arrecadação de receitas vinculadas às respectivas finalidades previstas neste inciso;

IV - decorrentes de sentenças judiciais, inclusive aquelas consideradas de pequeno valor nos termos da legislação vigente e relativas a débitos periódicos vincendos e depósitos recursais, mediante a utilização de recursos provenientes de:

a) reserva de contingência, inclusive à conta de recursos próprios e vinculados, observado o disposto no art. 5º, inciso III, da LRF;

b) anulação de dotações consignadas a grupos de natureza de despesa no âmbito do mesmo subtítulo;

c) anulação de dotações consignadas a essas finalidades, na mesma ou em outra unidade orçamentária;

d) excesso de arrecadação de receitas próprias e do Tesouro Nacional; e

e) superávit financeiro apurado no balanço patrimonial do exercício de 2011;

V - com serviço da dívida, mediante a utilização de recursos provenientes de:

a) superávit financeiro apurado em balanço patrimonial do exercício de 2011;

b) anulação de dotações consignadas:

1. a essa finalidade, na mesma ou em outra unidade orçamentária; e

2. aos grupos de natureza de despesa "2 - J -
Amortização da Dívida" no âmbito do mesmo subtítulo;

c) reserva de contingência, inclusive à conta de recursos próprios e vinculados;

d) excesso de arrecadação decorrente dos pagamentos de participações e dividendos pelas entidades integrantes da Administração Pública Federal indireta, inclusive os relativos a lucros acumulados em exercícios anteriores;

e) resultado do Banco Central do Brasil; e

f) recursos decorrentes da emissão de títulos de responsabilidade do Tesouro Nacional;

VI - de pessoal e encargos sociais, inclusive as decorrentes da revisão geral anual de remuneração dos servidores públicos federais e dos militares das Forças Armadas prevista no art. 37, inciso X, da Constituição, e nos arts. 80 e 81 da LDO-2012, mediante a utilização de recursos oriundos da anulação de dotações consignadas:

a) a esse grupo de natureza de despesa no âmbito do respectivo Poder e do Ministério Público da União; e

b) à Reserva de Contingência/Recursos para o Atendimento do art. 169, § 1º, inciso II, da Constituição;

VII - nos subtítulos aos quais foram alocadas receitas de operações de crédito previstas nesta Lei, mediante a utilização de recursos decorrentes da variação monetária ou cambial incidentes sobre os valores alocados;

VIII - nos subtítulos aos quais possam ser alocados recursos oriundos de doações e convênios, inclusive decorrentes de saldos de exercícios anteriores ou de remanejamento de dotações à conta dos referidos recursos, observada a destinação prevista no instrumento respectivo;

IX - das ações destinadas à execução da Política de Garantia de Preços Mínimos, Formação e Administração de Estoques Reguladores e Estratégicos de Produtos Agropecuários, mediante a utilização de recursos provenientes de anulação de dotações consignadas a essas despesas;

X - constantes do Fundo do Regime Geral de Previdência Social, mediante a utilização de recursos provenientes de:

a) anulação de dotações consignadas a essas despesas no âmbito do Fundo do Regime Geral de Previdência Social;

b) excesso de arrecadação das Contribuições Previdenciárias para o Regime Geral de Previdência Social; e

c) superávit financeiro apurado no balanço patrimonial da União do exercício de 2011;

XI - da ação "0413 - Manutenção e Operação dos Partidos Políticos" no âmbito da unidade orçamentária "14901 - Fundo Partidário", mediante a utilização de recursos provenientes de:

a) superávit financeiro apurado no balanço patrimonial do referido Fundo do exercício de 2011; e

b) excesso de arrecadação de receitas próprias ou vinculadas desse Fundo;

XII - classificadas nos grupos de natureza de despesa "3 - Outras Despesas Correntes", "4 - Investimentos" e "5 - Inversões Financeiras", sendo:

a) no âmbito da Fundação Joaquim Nabuco, do Instituto Nacional de Educação de Surdos, do Instituto Benjamin Constant, do Colégio Pedro II, das Instituições Federais de Ensino Superior, dos Hospitais Universitários, da Empresa Brasileira de Serviços Hospitala l, Científica e Tecnológica, integrantes do Ministério da Educação, mediante a utilização de recursos provenientes de:

1. anulação de até 50% (cinqüenta por cento) do total das dotações orçamentárias consignadas a esses grupos de natureza de despesa no âmbito das referidas entidades e de seus respectivos hospitais;

2. excesso de arrecadação de receitas próprias geradas por essas entidades, de convênios e de doações; e

3. superávit financeiro, relativo a receitas próprias, convênios e doações, apurado no balanço patrimonial do exercício de 2011, de cada uma das referidas entidades;

b) no âmbito do Conselho Nacional de Desenvolvimento Científico e Tecnológico - CNPq, do Fundo Nacional de Desenvolvimento Científico e Tecnológico - FNDCT, das Instituições Científicas e Tecnológicas, assim definidas no art. 2°, inciso V, da Lei nº 10.973, de 2 de dezembro de 2004, e das instituições de pesquisa integrantes da administração direta do Ministério da Ciência, Tecnologia e Inovação, mediante a utilização de recursos provenientes de:

1. anulação de até 30% (t) do total das dotações orçamentárias consignadas a esses grupos de natureza de despesa no âmbito de cada uma das unidades orçamentárias;

2. excesso de arrecadação de receitas próprias geradas por essas entidades;

3. superávit financeiro, relativo a receitas próprias e vinculadas, apurado no balanço patrimonial do exercício de 2011, de cada uma das referidas entidades; e

4. reserva de contingência à conta de recursos vinculados à ciência, tecnologia e inovação constantes desta Lei; e

c) no âmbito do Ministério do Esporte, restrito às ações relacionadas aos Jogos Olímpicos e Paraolímpicos de 2016 e à Copa do Mundo FIFA 2014, vinculadas à subfunção 811 - Desporto de Rendimento, mediante a utilização de recursos provenientes de:

1. reserva de contingência;

2. anulação de dotações consignadas a esses grupos de natureza de despesa no âmbito do mesmo subtítulo;

3. excesso de arrecadação de receitas do Tesouro Nacional; e

4. superávit financeiro apurado no balanço patrimonial da União do exercício de 2011;

XIII - relativas a subtítulos de projetos orçamentários em andamento com execução de mais de 70% (setenta por cento) do custo global atualizado, até o limite de seu saldo orçamentário apurado em 31 de dezembro de 2011, alocação no mesmo subtítulo, com recursos provenientes do superávit financeiro apurado no balanço patrimonial da União do exercício de 2011;

XIV - classificadas nos grupos de natureza de despesa "3 - Outras Despesas Correntes", "4 - Investimentos" e "5 - Inversões Financeiras", até o limite do saldo orçamentário de cada subtítulo apurado em 31 de dezembro de 2011, nos referidos grupos de natureza de despesa, desde que para aplicação nos mesmos subtítulos em 2012, sendo:

a) no âmbito do Ministério da Educação, mediante a utilização de recursos provenientes de superávit financeiro apurado no balanço patrimonial da União do exercício de 2011, relativo a receitas vinculadas à educação;

b) no âmbito do Ministério da Ciência, Tecnologia e Inovação, os concernentes às ações constantes das subfunções "571 - Desenvolvimento Científico", "572 - Desenvolvimento Tecnológico e Engenharia", "573 - Difusão do Conhecimento Científico e Tecnológico" e "753 - Combustíveis Minerais", mediante a utilização de recursos provenientes de superávit financeiro apurado no balanço patrimonial da União do exercício de 2011, relativo a receitas vinculadas à ciência, tecnologia e inovação; e

c) no âmbito do Ministério do Esporte, os constantes das ações relacionadas aos Jogos Olímpicos e Paraolímpicos de 2016 e à Copa do Mundo FIFA 2014, vinculadas à subfunção 811 - Desporto de Rendimento, mediante a utilização de superávit financeiro apurado no balanço patrimonial da União do exercício de 2011;

XV - da ação "0E36 - à Complementação da União ao Fundo de Manutenção e Desenvolvimento da Educação Básica e de Valorização dos Profissionais da Educação - FUNDEB", mediante a utilização de recursos provenientes de:

a) superávit financeiro apurado no balanço patrimonial da União do exercício de 2011;

b) excesso de arrecadação de receitas vinculadas; e

c) a l de dotações alocadas aos subtítulos dessa ação;

XVI - com pagamento dos benefícios auxílio-alimentação ou refeição, assistência médica e odontológica, inclusive exames periódicos, assistência pré-escolar e auxílio-transporte, ou similares, a militares, servidores, empregados, e seus dependentes, mediante a anulação de dotações relativas a esses benefícios, inclusive consignadas ao Ministério do Planejamento, Orçamento e Gestão no subtítulo "Concessão de Benefícios aos Servidores, Empregados e seus dependentes -Nacional", GND "3 - Outras Despesas Correntes";

XVII - das programações contempladas no Programa de Aceleração do Crescimento - PAC, classificadas com o identificador de resultado primário "3", mediante o remanejamento de até 30% (t) do montante das dotações orçamentárias desse Programa constantes desta Lei;

XVIII - com o pagamento do abono salarial e do seguro desemprego, inclusive o benefício da bolsa-q

) anulação de dotações consignadas a essas despesas no âmbito do Fundo de Amparo ao Trabalhador; e

b) superávit financeiro apurado no balanço patrimonial da União do exercício de 2011;

XIX - nos subtítulos das ações dos programas "0910 - Operações Especiais: Gestão da Participação em Organismos Internacionais" e "0911 - Operações Especiais: Participação do Brasil em Organismos Financeiros Internacionais", limitado a 30% (trinta por cento) de cada subtítulo, mediante a utilização de recursos provenientes de:

a) excesso de arrecadação de receitas do Tesouro Nacional; e

b) anulação de dotações orçamentárias:

1. contidas em subtítulos das referidas ações do mesmo programa; e

2. constantes dos grupos de natureza de despesa "3 - Outras Despesas Correntes", "4 - Investimentos" e "5 - Inversões Financeiras" de outros subtítulos, até o limite de 30% (t) da soma dessas dotações;

XX - com benefícios assistenciais da Lei Orgânica de Assistência Social e Renda Mensal Vitalícia, mediante a utilização de recursos provenientes de:

a) superávit financeiro apurado no balanço patrimonial da União do exercício de 2011; e

b) a

- com benefícios de legislação especial, mediante a utilização de recursos provenientes de superávit financeiro apurado no balanço patrimonial da União do exercício de 2011;

XXII - no âmbito das agências reguladoras, do Fundo Nacional de Cultura - FNC na categoria de programação específica do Fundo Setorial do Audiovisual - FSA, do Fundo de Universalização dos Serviços de Telecomunicações - FUST e do Fundo para o Desenvolvimento Tecnológico das Telecomunicações - FUNTTEL, mediante a utilização dos respectivos:

a) superávit financeiro apurado no balanço patrimonial da agência no exercício de 2011;

b) excesso de arrecadação de receitas próprias e vinculadas; e

c) reserva de contingência à conta de recursos próprios e vinculados constantes desta Lei;

XXIII - com o projeto de Im In Informação - e-J lização de recursos provenientes da anulação de dotações consignadas a essa finalidade, na mesma ou em outra unidade orçamentária; e

XXIV - relativas ao pagamento de anistiados políticos nos termos da Lei nº 10.559, de 13 de novembro de 2002, e da Lei nº 11.354, de 19 de outubro de 2006, até o limite de 30% (trinta por cento) de cada subtítulo, mediante o cancelamento de dotações orçamentárias até esse limite;

XXV - relativas à assistência médica e odontológica a militares e seus dependentes, mediante utilização do excesso de arrecadação das receitas decorrentes da contribuição do militar para a assistência médico-hospitalar e social e da indenização pela prestação de assistência médico-hospitalar, por intermédio de organização militar, previstas no art. 15, incisos II e III, da Medida Provisória nº 2.215-10, de 31 de agosto de 2001;

X - relativas à remuneração de agentes financeiros, no âmbito da Unidade Orçamentária "71.104 - Remuneração de Agentes Financeiros - Recursos sob Supervisão do Ministério da Fazenda", limitada a 30% (t) do subtítulo, mediante a utilização de recursos provenientes de:

a) excesso de arrecadação de receitas do Tesouro Nacional; e

b) anulação de dotações orçamentárias no âmbito da própria unidade orçamentária;

X - relativas a repatriamento de recursos provenientes de lesão do erário a ente público da federação, com recursos provenientes do superávit financeiro apurado no balanço patrimonial da União do exercício de 2011;

XXVIII - para recomposição das dotações integrantes desta Lei até o limite dos valores que constaram do respectivo projeto, mediante a:

a) anulação de dotações orçamentárias, exclusive aquelas oriundas de Emendas Coletivas; e

b) utilização de superávit financeiro apurado no balanço patrimonial do exercício anterior.

§ 1º Os limites de que trata o inciso I e respectiva alínea "a" deste artigo poderão ser ampliados em até 10% (dez por cento) q

§ 2º A autorização de que trata este artigo fica condicionada à publicação, até o dia 15 de dezembro de 2012, do ato de abertura do crédito suplementar, exceto nos casos previstos nos incisos III, IV, VI, X, XV, XVI, XVIII, XX, XXI, XXIV e XXV do **caput** deste artigo, em que a publicação poderá ocorrer até 31 de dezembro de 2012.

§ 3º O Presidente da Comissão Mista de que trata o art. 166, § 1º, da Constituição, encaminhará ao Ministro de Estado do Planejamento, Orçamento e Gestão, até 30 (trinta) dias após a sanção desta Lei, a relação dos valores incluídos ou acrescidos pelo Congresso Nacional por meio de emendas de que trata o **caput** deste artigo.

§ 4º Não se aplica a vedação de cancelamento de valores incluídos ou acrescidos em decorrência da aprovação de emendas mencionadas no **caput** deste artigo quando houver concordância expressa de seu autor, no caso de emendas individuais.

§ 5º E -se por saldo orçamentário, para fins do disposto nos incisos XIII e XIV deste artigo, a diferença entre a dotação autorizada e o valor empenhado no exercício findo.

CAPÍTULO III

DO ORÇAMENTO DE INVESTIMENTO

Seção I

Das Fontes de Financiamento

Art. 5º As fontes de recursos para financiamento das despesas do Orçamento de Investimento somam R$ 106.830.455.030,00 (cento e seis bilhões, oitocentos e trinta milhões, quatrocentos e cinqüenta e cinco mil e trinta reais), conforme especificadas no Anexo III desta Lei.

Seção II

Da Fixação da Despesa

Art. 6º A despesa do Orçamento de Investimento é fixada em R$ 106.830.455.030,00 (cento e seis bilhões, oitocentos e trinta milhões, quatrocentos e cinqüenta e cinco mil e trinta reais), cuja distribuição por órgão orçamentário consta do Anexo IV desta Lei.

Seção III

Da Autorização para a Abertura de Créditos Suplementares

Art. 7º Fica o Poder Executivo autorizado a abrir créditos suplementares, observados os limites e condições estabelecidos neste artigo, desde que as alterações promovidas na programação orçamentária sejam compatíveis com a obtenção da meta de resultado primário estabelecida no Anexo de Metas Fiscais da LDO-2012, para as seguintes finalidades:

I - suplementação de subtítulo, até o limite de 30% (t) do respectivo valor, constante desta Lei, mediante geração adicional de recursos ou anulação parcial de dotações orçamentárias da mesma empresa;

II - a

- realização das correspondentes alterações no Orçamento de Investimento, decorrentes da abertura de créditos suplementares ou especiais aos Orçamentos Fiscal e da Seguridade Social.

Parágrafo único. A autorização de que trata este artigo fica condicionada à publicação, até 15 de dezembro de 2012, do ato de abertura do crédito suplementar.

CAPÍTULO IV

DA AUTORIZAÇÃO PARA CONTRATAÇÃO DE OPERAÇÕES DE CRÉDITO E EMISSÃO DE TÍTULOS DA DÍVIDA AGRÁRIA

Art. 8º Em cumprimento ao disposto no art. 32, § 1º, inciso I, da LRF, ficam autorizadas a contratação das operações de crédito incluídas nesta Lei, nos termos do art. 22 da LDO-2012, e a emissão de Títulos de Responsabilidade do Tesouro Nacional para o atendimento das despesas previstas nesta Lei com essa receita, nos termos do art. 71 da LDO-2012, sem prejuízo do que estabelece o art. 52, inciso V, da Constituição, no que se refere às operações de crédito externas.

A - Fica o Poder Executivo autorizado a emitir até 27.623.774 (vinte e sete milhões, seiscentos e vinte e três mil, setecentos e setenta e quatro) Títulos da Dívida Agrária para atender ao programa de reforma agrária no exercício de 2012, nos termos do § 4º do art. 184 da Constituição, vedada a emissão com prazos decorridos ou inferiores a 2 (dois) a

IS

Art. 10. Integram esta Lei os seguintes Anexos, incluindo os mencionados nos arts. 2º, 3º, 5º e 6º desta Lei:

I - receita estimada nos Orçamentos Fiscal e da Seguridade Social, por categoria econômica e fonte;

II - distribuição da despesa fixada nos Orçamentos Fiscal e da Seguridade Social, por órgão orçamentário;

III - discriminação das fontes de financiamento do Orçamento de Investimento;

IV - distribuição da despesa fixada no Orçamento de Investimento, por órgão orçamentário;

V - a I, da Constituição, relativas a despesas com pessoal e encargos sociais, conforme estabelece o art. 78 da LDO-2012;

VI - relação dos subtítulos relativos a obras e serviços com indícios de irregularidades graves, conforme previsto no art. 9º, § 2º, da LDO-2012;

VII - q -2012;

VIII - discriminação das receitas dos Orçamentos Fiscal e da Seguridade Social;

IX - discriminação da legislação da receita e da despesa dos Orçamentos Fiscal e da Seguridade Social;

X - programa de trabalho das unidades orçamentárias e detalhamento dos créditos orçamentários dos Orçamentos Fiscal e da Seguridade Social; e

XI - programa de trabalho das unidades orçamentárias e detalhamento dos créditos orçamentários do Orçamento de Investimento.

Art. 11. Esta Lei entra em vigor na data de sua publicação.

Brasília, 19 de janeiro de 2012; 191º da Independência e 124º da República.

DILMA ROUSSEFF
Miriam Belchior

Anexo I - Receita dos Orçamentos Fiscal e da Seguridade Social por Categoria Econômica e Fonte

Valores em R$ 1,00

ESPECIFICAÇÃO	V
1. RECEITAS DO TESOURO NACIONAL	**1.485.000.730.373**
1.1 RECEITAS CORRENTES	**1.180.588.897.815**
Receita Industrial	150.286.611
Receita Tributária	403.725.569.579
Receita Patrimonial	65.546.305.142
Receita de Serviços	42.692.903.317
Receita Agropecuária	819.640
Receita de Contribuições	622.808.976.752
Transferências Correntes	517.546.209
Outras Receitas Correntes	45.146.490.565
1.2 RECEITAS DE CAPITAL	**304.411.832.558**
Alienação de Bens	5.288.707.242
Operações de Crédito	191.272.423.968
Transferências de Capital	605.037.574
Amortização de Empréstimos	28.753.522.541
Outras Receitas de Capital	78.492.141.233
2. RECEITAS DE OUTRAS FONTES DE ENTIDADES DA ADMINISTRAÇÃO PÚBLICA FEDERAL INDIRETA, INCLUSIVE FUNDOS E FUNDAÇÕES PÚBLICAS	**9.972.181.463**
2.1 RECEITAS CORRENTES	**9.614.446.580**
2.2 RECEITAS DE CAPITAL	**357.734.883**
SUBTOTAL	**1.494.972.911.836**
3. REFINANCIAMENTO DA DÍVIDA PÚBLICA FEDERAL	**655.485.955.671**
3.1.OPERAÇÕES DE CRÉDITO INTERNAS	**655.485.955.671**
Títulos de Responsabilidade do Tesouro Nacional - Refinanciamento da Dívida Pública Federal	655.485.955.671
TOTAL	**2.150.458.867.507**

Anexo II - Despesa dos Orçamentos Fiscal e da Seguridade Social, por órgão orçamentário

Valores em R$ 1,00

Discriminação	Tesouro (A)	Outras Fontes (B)	Total C = (A + B)	(%) C/D	C/E	C/F	C/G
CÂMARA DOS DEPUTADOS	4.234.169.286		4.234.169.286	0,34	0,29	0,28	0,20
SENADO FEDERAL	3.353.657.687		3.353.657.687	0,27	0,23	0,22	0,16
TRIBUNAL DE CONTAS DA UNIÃO	1.376.371.562		1.376.371.562	0,11	0,09	0,09	0,06
SUPREMO TRIBUNAL FEDERAL	525.207.236		525.207.236	0,04	0,04	0,04	0,02
SUPERIOR TRIBUNAL DE JUSTIÇA	964.712.754		964.712.754	0,08	0,07	0,06	0,04
JUSTIÇA FEDERAL	7.279.847.920		7.279.847.920	0,58	0,50	0,49	0,34
JUSTIÇA MILITAR DA UNIÃO	388.205.646		388.205.646	0,03	0,03	0,03	0,02
JUSTIÇA ELEITORAL	5.398.864.227		5.398.864.227	0,43	0,37	0,36	0,25
JUSTIÇA DO TRABALHO	13.525.956.290		13.525.956.290	1,08	0,93	0,90	0,63
JUSTIÇA DO DISTRITO FEDERAL E DOS TERRITÓRIOS	1.756.308.454		1.756.308.454	0,14	0,12	0,12	0,08
CONSELHO NACIONAL DE JUSTIÇA	235.842.984		235.842.984	0,02	0,02	0,02	0,01
PRESIDÊNCIA DA REPÚBLICA	7.423.386.481	355.790.995	7.779.177.476	0,62	0,54	0,52	0,36
MINISTÉRIO DA AGRICULTURA, PECUÁRIA E ABASTECIMENTO	10.185.495.539	191.434.389	10.376.929.928	0,83	0,72	0,69	0,48
MINISTÉRIO DA CIÊNCIA, TECNOLOGIA E INOVAÇÃO	7.708.425.614	777.180.670	8.485.606.284	0,68	0,59	0,57	0,39
MINISTÉRIO DA FAZENDA	20.955.742.127	351.093.841	21.306.835.968	1,71	1,47	1,42	0,99
MINISTÉRIO DA EDUCAÇÃO	72.488.643.043	1.791.730.384	74.280.373.427	5,96	5,13	4,96	3,45
MINISTÉRIO DO DESENVOLVIMENTO, INDÚSTRIA E COMÉRCIO EXTERIOR	2.387.021.153	977.739.440	3.364.760.593	0,27	0,23	0,22	0,16
MINISTÉRIO DA JUSTIÇA	12.426.219.918	10.033.394	12.436.253.312	1,00	0,86	0,83	0,58
MINISTÉRIO DE MINAS E ENERGIA	7.927.513.332	110.813.106	8.038.326.438	0,64	0,55	0,54	0,37
MINISTÉRIO DA PREVIDÊNCIA SOCIAL	329.761.473.753	23.241.847	329.784.715.600	26,45	22,76	22,01	15,34
MINISTÉRIO PÚBLICO DA UNIÃO	3.941.628.106		3.941.628.106	0,32	0,27	0,26	0,18
MINISTÉRIO DAS RELAÇÕES EXTERIORES	2.069.428.532	200.399	2.069.628.931	0,17	0,14	0,14	0,10
MINISTÉRIO DA SAÚDE	91.562.479.543	192.327.071	91.754.806.614	7,36	6,33	6,12	4,27
MINISTÉRIO DO TRABALHO E EMPREGO (EXCLUSIVE O DISPOSTO NO ARTIGO 239 PARÁGRAFO 1º DA CONSTITUIÇÃO)	46.208.415.545	4.120.441	46.212.535.986	3,71	3,19	3,08	2,15
MINISTÉRIO DOS TRANSPORTES	22.301.283.856	87.186.433	22.388.470.289	1,80	1,55	1,49	1,04
MINISTÉRIO DAS COMUNICAÇÕES	4.886.107.669	605.974.357	5.492.082.026	0,44	0,38	0,37	0,26
MINISTÉRIO DA CULTURA	2.121.940.829	8.608.585	2.130.549.414	0,17	0,15	0,14	0,10
MINISTÉRIO DO MEIO AMBIENTE	3.536.023.129	111.795.518	3.647.818.647	0,29	0,25	0,24	0,17
MINISTÉRIO DO PLANEJAMENTO, ORÇAMENTO E GESTÃO	8.219.479.656	6.063.167	8.225.542.823	0,66	0,57	0,55	0,38
MINISTÉRIO DO DESENVOLVIMENTO AGRÁRIO	5.010.183.370	25.188.800	5.035.372.170	0,40	0,35	0,34	0,23
MINISTÉRIO DO ESPORTE	2.617.848.045		2.617.848.045	0,21	0,18	0,17	0,12
MINISTÉRIO DA DEFESA	61.156.242.153	3.638.523.148	64.794.765.301	5,20	4,47	4,32	3,01
MINISTÉRIO DA INTEGRAÇÃO NACIONAL	7.488.984.684	213.932.639	7.702.917.323	0,62	0,53	0,51	0,36
MINISTÉRIO DO TURISMO	2.674.397.609	116.638	2.674.514.247	0,21	0,18	0,18	0,12
MINISTÉRIO DO DESENVOLVIMENTO SOCIAL E COMBATE À FOME	55.129.821.734		55.129.821.734	4,42	3,80	3,68	2,56
MINISTÉRIO DAS CIDADES	21.784.916.526	225.454.177	22.010.370.703	1,77	1,52	1,47	1,02
MINISTÉRIO DA PESCA E AQUICULTURA	324.534.113		324.534.113	0,03	0,02	0,02	0,02
CONSELHO NACIONAL DO MINISTÉRIO PÚBLICO	71.869.217		71.869.217	0,01			
ENCARGOS FINANCEIROS DA UNIÃO	372.882.893.361		372.882.893.361	29,90	25,73	24,89	17,34
RESERVA DE CONTINGÊNCIA	12.919.099.435		12.919.099.435	1,04	0,89	0,86	0,60
SUBTOTAL (D)	**1.237.210.642.118**	**9.708.549.439**	**1.246.919.191.557**	**100,00**	**86,06**	**83,23**	**57,98**
TRANSFERÊNCIAS A ESTADOS, DISTRITO FEDERAL E MUNICÍPIOS	202.049.249.429		202.049.249.429		13,94	13,49	9,40
SUBTOTAL (E)	**1.439.259.891.547**	**9.708.549.439**	**1.448.968.440.986**		**100,00**	**96,71**	**67,38**
MINISTÉRIO DO TRABALHO E EMPREGO (CONFORME O DISPOSTO NO ARTIGO 239 PARÁGRAFO 1º DA CONSTITUIÇÃO)	15.061.301.166		15.061.301.166			1,01	0,70
OPERAÇÕES OFICIAIS DE CRÉDITO	33.927.440.107	263.632.024	34.191.072.131			2,28	1,59
SUBTOTAL (F)	**1.488.248.632.820**	**9.972.181.463**	**1.498.220.814.283**			**100,00**	**69,67**
REFINANCIAMENTO DA DÍVIDA PÚBLICA MOBILIÁRIA FEDERAL	652.238.053.224		652.238.053.224				30,33
TOTAL (G)	**2.140.486.686.044**	**9.972.181.463**	**2.150.458.867.507**				**100,00**

Anexo III - Fontes de Financiamento do Orçamento de Investimentos

Valores em R$ 1,00

ESPECIFICAÇÃO	VALOR
RECURSOS PRÓPRIOS	**87.840.526.737**
GERAÇÃO PRÓPRIA	87.840.526.737
RECURSOS PARA AUMENTO DO PATRIMÔNIO LÍQUIDO	**11.422.017.630**
TESOURO	1.617.577.335
CONTROLADORA	9.804.440.295
OPERAÇÕES DE CRÉDITO DE LONGO PRAZO	**4.991.676.853**
EXTERNAS	2.074.690.750
INTERNAS	2.916.986.103
OUTROS RECURSOS DE LONGO PRAZO	**2.576.233.810**
DEBÊNTURES	76.284.000
CONTROLADORA	1.647.007.561
OUTRAS FONTES	852.942.249
TOTAL	**106.830.455.030**

Anexo IV - Despesa do Orçamento de Investimentos, por órgão orçamentário

Valores em R$ 1,00

ESPECIFICAÇÃO	VALOR
20000 - PRESIDÊNCIA DA REPÚBLICA	3.118.061.094
22000 - MINISTÉRIO DA AGRICULTURA, PECUÁRIA E ABASTECIMENTO	19.267.810
24000 - MINISTÉRIO DA CIÊNCIA, TECNOLOGIA E INOVAÇÃO	28.680.000
25000 - MINISTÉRIO DA FAZENDA	5.023.865.511
28000 - MINISTÉRIO DO DESENV., INDÚSTRIA E COMÉRCIO EXTERIOR	93.717.361
32000 - MINISTÉRIO DE MINAS E ENERGIA	96.928.258.962
33000 - MINISTÉRIO DA PREVIDÊNCIA SOCIAL	100.000.000
36000 - MINISTÉRIO DA SAÚDE	263.838.715
39000 - MINISTÉRIO DOS TRANSPORTES	390.000
41000 - MINISTÉRIO DAS COMUNICAÇÕES	1.247.201.042
52000 - MINISTÉRIO DA DEFESA	7.174.535
TOTAL	**106.830.455.030**

ANEXO V

AUTORIZAÇÕES ESPECÍFICAS DE QUE TRATA O ART. 169, § 1º, INCISO II, DA CONSTITUIÇÃO, RELATIVAS A DESPESAS DE PESSOAL E ENCARGOS SOCIAIS

I. CRIAÇÃO E/OU PROVIMENTOS DE CARGOS, EMPREGOS E FUNÇÕES, BEM COMO ADMISSÃO OU CONTRATAÇÃO DE PESSOAL, A QUALQUER TÍTULO, EXCETO REPOSIÇÕES (4):

R$ 1,00

DISCRIMINAÇÃO	CRIAÇÃO	PROVIMENTO, ADMISSÃO OU CONTRATAÇÃO			PROGRAMAÇÃO ORÇAMENTÁRIA EM NÍVEL DE AÇÃO/LOCALIZADOR RELATIVA AOS LIMITES EM 2012 (5)					
		QTDE	DESPESA		0C04.0001 - Primária Pessoal Ativo	0998.0249 - Primária Reserva de Contingência	Subtotal Despesas Primárias	00H7.0001 - Financeira	0998.0249 - Financeira	TOTAL
			EM 2012	ANUALIZADA (3)						
1. Poder Legislativo	**72**	**709**	**70.025.366**	**136.471.027**	**54.109.121**	**4.012.239**	**58.121.360**	**11.904.006**	**-**	**70.025.366**
1.1. Câmara dos Deputados	**-**	**387**	**34.200.000**	**68.400.000**	**28.032.787**	**-**	**28.032.787**	**6.167.213**	**-**	**34.200.000**
1.1.1. Cargos e funções vagos	-	387	34.200.000	68.400.000	28.032.787	-	28.032.787	6.167.213	-	34.200.000
1.2. Senado Federal	**-**	**170**	**23.370.304**	**46.740.608**	**19.155.987**	**-**	**19.155.987**	**4.214.317**	**-**	**23.370.304**
1.2.1. Cargos e funções vagos	-	170	23.370.304	46.740.608	19.155.987	-	19.155.987	4.214.317	-	23.370.304
1.3. Tribunal de Contas da União	**72**	**152**	**12.455.062**	**21.330.419**	**6.920.347**	**4.012.239**	**10.932.586**	**1.522.476**	**-**	**12.455.062**
1.3.1. Cargos e funções vagos	-	80	8.442.823	17.318.180	6.920.347	-	6.920.347	1.522.476	-	8.442.823
1.3.2. PL nº 4.570, de 2008	2	2	269.000	269.000	-	269.000	269.000	-	-	269.000
1.3.3. PL nº 1.863, de 2011	70	70	3.743.239	3.743.239	-	3.743.239	3.743.239	-	-	3.743.239
2. Poder Judiciário	**3.699**	**8.192**	**362.992.697**	**704.546.765**	**267.787.775**	**38.029.850**	**305.817.625**	**50.014.134**	**7.160.938**	**362.992.697**
2.1. Supremo Tribunal Federal	**-**	**19**	**1.011.697**	**2.330.108**	**-**	**1.011.697**	**1.011.697**	**-**	**-**	**1.011.697**
2.1.1. Cargos e funções vagos	-	19	1.011.697	2.330.108	-	1.011.697	1.011.697	-	-	1.011.697
2.2. Superior Tribunal de Justiça	**-**	**107**	**7.061.245**	**10.169.778**	**6.203.593**	**-**	**6.203.593**	**857.652**	**-**	**7.061.245**
2.2.1. Cargos e funções vagos	-	107	7.061.245	10.169.778	6.203.593	-	6.203.593	857.652	-	7.061.245
2.3. Justiça Federal	**263**	**1.891**	**81.080.998**	**162.161.996**	**67.392.505**	**1.463.762**	**68.856.267**	**11.914.410**	**310.321**	**81.080.998**
2.3.1. Cargos e funções vagos	-	1.733	79.306.915	122.934.146	67.392.505	-	67.392.505	11.914.410	-	79.306.915
2.3.2. PL nº 4.564, de 2004	38	38	180.801	2.255.887	-	157.793	157.793	-	23.008	180.801
2.3.3. PL nº 1.597, de 2011	225	120	1.593.282	36.971.963	-	1.305.969	1.305.969	-	287.313	1.593.282
2.4. Justiça Militar da União	**2**	**27**	**2.467.034**	**2.467.034**	**1.476.148**	**546.011**	**2.022.159**	**324.753**	**120.122**	**2.467.034**
2.4.1. Cargos e funções vagos	-	25	1.800.901	1.800.901	1.476.148	-	1.476.148	324.753	-	1.800.901
2.4.2. PL nº 4.572, de 2009	2	2	666.133	666.133	-	546.011	546.011	-	120.122	666.133
2.5. Justiça Eleitoral	**-**	**752**	**30.465.812**	**60.931.625**	**26.299.489**	**-**	**26.299.489**	**4.166.323**	**-**	**30.465.812**
2.5.1. Cargos e funções vagos	-	752	30.465.812	60.931.625	26.299.489	-	26.299.489	4.166.323	-	30.465.812
2.6. Justiça do Trabalho	**2.741**	**4.449**	**175.398.390**	**350.796.785**	**111.630.256**	**35.008.380**	**146.638.636**	**22.029.259**	**6.730.495**	**175.398.390**
2.6.1. Cargos e funções vagos	-	3.178	133.659.515	267.319.031	111.630.256	-	111.630.256	22.029.259	-	133.659.515
2.6.2. PL nº 7.577, de 2010 - 5ª Região	47	16	856.834	1.713.668	-	702.323	702.323	-	154.511	856.834
2.6.3. PL nº 1.804, de 2011 - 18ª Região (1)	479	479	-	-	-	-	-	-	-	-
2.6.4. PL nº 1.805, de 2011 - 3ª Região	96	32	1.462.717	2.925.433	-	1.198.948	1.198.948	-	263.769	1.462.717

2.6.5. PL nº 1.806, de 2011 - 23ª Região	193	64	3.428.380	6.856.760	-	2.878.237	2.878.237	-	550.143	3.428.380
2.6.6. PL nº 1.827, de 2011 - 21ª Região	19	19	954.752	1.909.505	-	782.584	782.584	-	172.168	954.752
2.6.7. PL nº 1.828, de 2011 - 7ª Região	110	37	1.628.372	3.256.744	-	1.400.637	1.400.637	-	227.735	1.628.372
2.6.8. PL nº 1.829, de 2011 - 6ª Região	57	19	1.017.490	2.034.980	-	834.008	834.008	-	183.482	1.017.490
2.6.9. PL nº 1.830, de 2011 - 3ª Região	637	213	12.615.675	25.231.351	-	10.628.212	10.628.212	-	1.987.463	12.615.675
2.6.10. PL nº 1.831, de 2011 - 1ª Região	226	75	4.276.451	8.552.903	-	3.505.288	3.505.288	-	771.163	4.276.451
2.6.11. PL nº 1.832, de 2011 - 12ª Região	52	17	975.873	1.951.746	-	799.896	799.896	-	175.977	975.873
2.6.12. PL nº 1.833, de 2011 - 10ª Região	3	3	644.033	1.288.065	-	542.717	542.717	-	101.316	644.033
2.6.13. PL nº 1.834, de 2011 - 9ª Região	253	85	3.600.528	7.201.057	-	3.103.652	3.103.652	-	496.876	3.600.528
2.6.14. PL nº 1.835, de 2011 - 8ª Região	253	85	3.600.528	7.201.057	-	3.103.652	3.103.652	-	496.876	3.600.528
2.6.15. PL nº 1.869, de 2011 - 14ª Região	10	10	694.087	1.388.175	-	568.924	568.924	-	125.163	694.087
2.6.16. PL nº 1.870, de 2011 - 17ª Região	22	22	1.220.879	2.441.758	-	1.027.740	1.027.740	-	193.139	1.220.879
2.6.17. PL nº 1.874, de 2011 - 19ª Região	58	20	1.127.570	2.255.141	-	952.295	952.295	-	175.275	1.127.570
2.6.18. PL nº 1.875, de 2011 - 18ª Região	226	75	3.634.706	7.269.411	-	2.979.267	2.979.267	-	655.439	3.634.706
2.7. Justiça do Distrito Federal e dos Territórios	**693**	**785**	**53.593.438**	**100.900.823**	**44.406.925**	**-**	**44.406.925**	**9.186.513**	**-**	**53.593.438**
2.7.1. Cargos e funções vagos	-	92	7.714.841	35.128.243	6.323.640	-	6.323.640	1.391.201	-	7.714.841
2.7.2. Lei nº 11.697, de 2008	693	693	45.878.597	65.772.580	38.083.285	-	38.083.285	7.795.312	-	45.878.597
2.8. Conselho Nacional de Justiça	**-**	**162**	**11.914.083**	**14.788.616**	**10.378.859**	**-**	**10.378.859**	**1.535.224**	**-**	**11.914.083**
2.8.1. Cargos e funções vagos	-	162	11.914.083	14.788.616	10.378.859	-	10.378.859	1.535.224	-	11.914.083
3. Ministério Público da União	**576**	**901**	**64.562.584**	**129.125.167**	**53.725.220**	**247.239**	**53.972.459**	**10.535.732**	**54.393**	**64.562.584**
3.1. Cargos e funções vagos	-	325	37.996.135	75.992.269	31.399.605	-	31.399.605	6.596.530	-	37.996.135
3.2. PL nº 5.312, de 2009	3	3	301.632	603.263	-	247.239	247.239	-	54.393	301.632
3.3. Lei nº 12.321, de 2010	573	573	26.264.817	52.529.635	22.325.615	-	22.325.615	3.939.202	-	26.264.817
4. Conselho Nacional do Ministério Público	**-**	**128**	**7.609.556**	**9.087.604**	**6.566.400**	**-**	**6.566.400**	**1.043.156**	**-**	**7.609.556**
4.1. Cargos e funções vagos	-	128	7.609.556	9.087.604	6.566.400	-	6.566.400	1.043.156	-	7.609.556
5. Poder Executivo	**107.382**	**54.649**	**1.617.001.883**	**3.164.988.722**	**425.886.386**	**804.522.586**	**1.230.408.972**	**79.970.410**	**159.445.232**	**1.469.824.614**
5.1. Criação e provimentos de cargos e funções, exclusive substituição de terceirizados	**106.540**	**47.330**	**1.469.824.614**	**2.706.547.016**	**425.886.386**	**804.522.586**	**1.230.408.972**	**79.970.410**	**159.445.232**	**1.469.824.614**
5.1.1. Cargos e funções vagos	-	10.317	447.643.816	691.333.795	363.501.863	4.171.543	367.673.406	79.970.410	-	447.643.816
5.1.2. Efetivos vagos - Aeronáutica (Lei nº 12.243, de 24/5/2010)	-	745	21.192.515	21.192.515	21.192.515	-	21.192.515	-	-	21.192.515
5.1.3. Efetivos vagos - Marinha (Lei nº 12.216, de 11/3/2010)	-	1.366	41.192.008	41.192.008	41.192.008	-	41.192.008	-	-	41.192.008
5.1.4. PL nº 3.937, de 2004 - MJ	244	44	1.235.073	3.802.198	-	1.235.073	1.235.073	-	-	1.235.073
5.1.5. PL nº 3.430, de 2008 - MIN, SUDAM, SUDENE e DNIT	172	172	2.293.585	7.060.852	-	2.293.585	2.293.585	-	-	2.293.585
5.1.6. PL nº 3.943, de 2008 - MD	100	-	-	-	-	-	-	-	-	-
5.1.7. PL nº 3.950, de 2008 - ME	24	24	429.269	1.321.513	-	429.269	429.269	-	-	429.269
5.1.8. PL nº 3.952, de 2008 - Diversos	2.190	-	-	-	-	-	-	-	-	-
5.1.9. PL nº 3.958, de 2008 - MS	118	118	2.481.130	7.638.212	-	2.481.130	2.481.130	-	-	2.481.130
5.1.10. PL nº 3.961, de 2008 - PR	98	98	2.149.448	6.617.122	-	2.149.448	2.149.448	-	-	2.149.448
5.1.11. PL nº 5.230, de 2009 - MF, MIN e BACEN	36	36	704.508	2.168.844	-	704.508	704.508	-	-	704.508

5.1.12. PL nº 5.911, de 2009 - Agências Reguladoras	400	-	-	-	-	-	-	-	-	-
5.1.13. PL nº 7.376, de 2010 - Comissão Nacional da Verdade	14	14	387.759	1.193.726	-	387.759	387.759	-	-	387.759
5.1.14. PL nº 7.437, de 2010 - MCTI	83	83	1.408.809	4.337.049	-	1.408.809	1.408.809	-	-	1.408.809
5.1.15. PL nº 7.579, de 2010 - MRE	1.293	-	-	-	-	-	-	-	-	-
5.1.16. PL nº 7.580, de 2010 - AGU	560	-	-	-	-	-	-	-	-	-
5.1.17. PL nº 7.784, de 2010 - MD	488	488	4.878.316	15.018.004	-	4.878.316	4.878.316	-	-	4.878.316
5.1.18. PL nº 865, de 2011 - PR	68	68	1.474.332	4.538.763	-	1.474.332	1.474.332	-	-	1.474.332
5.1.19. PL nº 2.134, de 2011 - MEC	94.032	33.568	935.827.933	1.884.255.391	-	776.848.784	776.848.784	-	158.979.149	935.827.933
5.1.20. PL nº 2.204, de 2011 - UFOBA	1.259	-	-	-	-	-	-	-	-	-
5.1.21. PL nº 2.205, de 2011 - Diversos	742	189	6.526.113	14.877.024	-	6.060.030	6.060.030	-	466.083	6.526.113
5.1.22. PL nº 2.206, de 2011 - UNIFESSPA	1.655	-	-	-	-	-	-	-	-	-
5.1.23. PL nº 2.207, de 2011 - UFESBA	1.753	-	-	-	-	-	-	-	-	-
5.1.24. PL nº 2.208, de 2011 - UFCA	1.211	-	-	-	-	-	-	-	-	-
5.2. Criação e provimentos de cargos e funções - Substituição de Terceirizados (2)	**842**	**7.319**	**147.177.269**	**458.441.706**	-	-	-	-	-	-
5.2.1. Cargos e funções vagos	-	6.477	144.015.764	419.540.604	-	-	-	-	-	-
5.2.2. PL nº 2.205, de 2011 - Diversos	842	842	3.161.505	38.901.102	-	-	-	-	-	-
TOTAL DO ITEM I	**111.729**	**64.579**	**2.122.192.086**	**4.144.219.285**	**808.074.902**	**846.811.914**	**1.654.886.816**	**153.467.438**	**166.660.563**	**1.975.014.817**
TOTAL DO ITEM I (Exclusive Substituição de Terceirizados)	**110.887**	**57.260**	**1.975.014.817**	**3.685.777.579**	**808.074.902**	**846.811.914**	**1.654.886.816**	**153.467.438**	**166.660.563**	**1.975.014.817**

II. ALTERAÇÃO DE ESTRUTURA DE CARREIRAS E AUMENTO DE REMUNERAÇÃO:

R$ 1,00

DISCRIMINAÇÃO	DESPESA		PROGRAMAÇÃO ORÇAMENTÁRIA EM NÍVEL DE AÇÃO/LOCALIZADOR RELATIVA AOS LIMITES EM 2011 (5)					
	EM 2012	ANUALIZADA (3)	0C04.0001 - Primária Pessoal Ativo	0998.0249 - Primária Reserva de Contingência	Subtotal Despesas Primárias	00H7.0001 - Financeira	0998.0249 - Financeira	TOTAL
1. Poder Executivo	**1.655.241.639**	**2.717.768.491**	-	**1.508.605.965**	**1.508.605.965**	-	**146.635.674**	**1.655.241.639**
1.1. PL nº 2.203, de 2011 - reestruturação da remuneração de cargos, funções e carreiras no âmbito do Poder Executivo	1.655.241.639	2.717.768.491	-	1.508.605.965	1.508.605.965	-	146.635.674	1.655.241.639
TOTAL DO ITEM II	**1.655.241.639**	**2.717.768.491**	-	**1.508.605.965**	**1.508.605.965**	-	**146.635.674**	**1.655.241.639**
TOTAL GERAL - ITENS I + II	**3.777.433.725**	**6.861.987.776**	**808.074.902**	**2.355.417.879**	**3.163.492.781**	**153.467.438**	**313.296.237**	**3.630.256.456**
TOTAL GERAL - ITENS I + II (Exclusive Substituição de Terceirizados)	**3.630.256.456**	**6.403.546.070**	**808.074.902**	**2.355.417.879**	**3.163.492.781**	**153.467.438**	**313.296.237**	**3.630.256.456**

(1) Refere-se a Projeto de Lei de ratificação da criação de cargos e funções comissionadas efetivada por ato administrativo, cujas despesas já vêm compondo a folha de pagamento do TRT ao longo dos últimos anos, não implicando em acréscimos de despesas.

(2) Os recursos orçamentários para o provimento de cargos efetivos mediante a substituição de pessoal terceirizado serão oriundos de remanejamento de "Outras Despesas Correntes e de Capital" para "Pessoal e Encargos Sociais", não implicando em acréscimo de despesas.

(3) Considerou-se o total de cada órgão orçamentário para fins de cumprimento do § 6º do art. 78 da Lei nº 12.465, de 12 de agosto de 2011, Lei de Diretrizes Orçamentárias para 2012, LDO-2012, relativo ao impacto orçamentário-financeiro anualizado.

(4) Para fins de reposição, considera-se exclusivamente o preenchimento de cargos efetivos e cargos/funções comissionadas ocupadas em março de 2011, cujas despesas compunham a base de projeção para a definição dos limites de "Pessoal e Encargos Sociais" para 2012, não gerando, assim, impacto orçamentário. Neste contexto, excluem-se as vagas originadas de aposentadorias e falecimentos que impliquem em pagamento de pensões, por se tratarem de mera reclassificação orçamentária, ou seja, não geram economia em termos de impactos orçamentários.

(5) Detalhamento das programações orçamentárias em nível de Órgão/Unidade/Esfera/Funcional Programática/Ação/Localizador de Gasto:

Órgão/Unidade/Esfera/Funcional Programática/Ação/Localizador de Gasto	Valor
0C04.0001 - Criação e/ou Provimento de Cargos e Funções e Reestruturação de Cargos, Carreiras e Revisão de Remunerações - Pessoal Ativo/Nacional	**808.074.902**
01101.10.01.122.0909.0C04.0001 - Câmara dos Deputados	28.032.787
02101.10.01.122.0909.0C04.0001 - Senado Federal	19.155.987
03101.10.01.122.0909.0C04.0001 - Tribunal de Contas da União	6.920.347
11101.10.02.122.0909.0C04.0001 - Superior Tribunal de Justiça	6.203.593
12101.10.02.122.0909.0C04.0001 - Justiça Federal de Primeiro Grau	67.392.505
13101.10.02.122.0909.0C04.0001 - Justiça Militar da União	1.476.148
14101.10.02.122.0909.0C04.0001 - Tribunal Superior Eleitoral	26.299.489
15101.10.02.122.0909.0C04.0001 - Tribunal Superior do Trabalho	111.630.256
16101.10.02.122.0909.0C04.0001 - Tribunal de Justiça do Distrito Federal	44.406.925
17101.10.02.122.0909.0C04.0001 - Conselho Nacional de Justiça	10.378.859
34101.10.03.122.0909.0C04.0001 - Ministério Público Federal	53.725.220
59101.10.03.122.0909.0C04.0001 - Conselho Nacional do Ministério Público	6.566.400
47101.10.04.122.0909.0C04.0001 - Ministério do Planejamento, Orçamento e Gestão	425.886.386
00H7.0001 - Contribuição da União para o Custeio do RPPS decorrente da Criação e/ou Provimento de Cargos e Funções e Reestruturação de Cargos e Carreiras e Revisão de Remuneração/Nacional	**153.467.438**
01101.10.01.122.0909.00H7.0001 - Câmara dos Deputados	6.167.213
02101.10.01.122.0909.00H7.0001 - Senado Federal	4.214.317
03101.10.01.122.0909.00H7.0001 - Tribunal de Contas da União	1.522.476
11101.10.02.122.0909.00H7.0001 - Superior Tribunal de Justiça	857.652
12101.10.02.122.0909.00H7.0001 - Justiça Federal de Primeiro Grau	11.914.410
13101.10.02.122.0909.00H7.0001 - Justiça Militar da União	324.753
14101.10.02.122.0909.00H7.0001 - Tribunal Superior Eleitoral	4.166.323
15101.10.02.122.0571.0909.0001 - Tribunal Superior do Trabalho	22.029.259
16101.10.02.122.0909.00H7.0001 - Tribunal de Justiça do Distrito Federal	9.186.513
17101.10.02.122.0909.00H7.0001 - Conselho Nacional de Justiça	1.535.224
34101.10.03.122.0909.00H7.0001 - Ministério Público Federal	10.535.732
59101.10.03.122.0909.00H7.0001 - Conselho Nacional do Ministério Público	1.043.156
47101.10.04.122.0909.00H7.0001 - Ministério do Planejamento, Orçamento e Gestão	79.970.410
0998.0249 - Reserva de Contingência/Recursos para o Atendimento do Art. 169, § 1º, Inciso II, da Constituição	**2.668.714.116**
90000.10.99.999.0999.0998.0249 - Reserva de Contingência/Recursos para o Atendimento do Art. 169, § 1º, Inciso II, da Constituição (Despesa Primária)	2.355.417.879
90000.10.99.999.0999.0998.0249 - Reserva de Contingência/Recursos para o Atendimento do Art. 169, § 1º, Inciso II, da Constituição (Despesa Financeira)	313.296.237
Total Geral	**3.630.256.456**
Despesas Primárias	**3.163.492.781**
Despesas Financeiras	**466.763.675**

44101 Ministério do Meio Ambiente

PI

18.541.0497.3041.0004 / 2000 - PROJETOS PARA PREVENÇÃO DE ENCHENTES / CONTROLE DE ENCHENTES NO RIO POTY - TERESINA - PI (AV. MARGINAL LESTE)

Obra / Serviço: A . Marginal Leste - Controle Enchentes Rio Poty - Teresina **% EXECUTADO:** 6

Objeto: Contrato 01/99 — Construção da Av. Marginal Leste, margeando o Rio Poty, em Teresina /PI.

Valor R$: 25.294.240,05 **Data Base:** 01/09/1997

- Sobrepreço
- Termo aditivo superior aos limites legais sem atendimento a Dc 215/99-P

Objeto: Edital 002/97 — Construção da Av. Marginal Leste, margendo o Rio Poty, em Teresina /PI

Valor R$: 25.294.240,05 **Data Base:** 11/08/1997

- Ausência no edital de critério de aceitabilidade de preços máximos
- Demais irregularidades graves no processo licitatório
- Restrição ao caráter competitivo da licitação

Observações:

53101 Ministério da Integração Nacional

AL

06.846.1027.10CZ.0002 / 2005 - OBRAS DE MACRODRENAGEM NO TABULEIRO DOS MARTINS - MACEIÓ - AL OBRAS DE MACRODRENAGEM NO TABULEIRO DOS MARTINS - MACEIÓ - AL

Obra / Serviço: Drenagem do Tabuleiro dos Martins - Maceió **% EXECUTADO:** 63

Objeto: Contrato 01/97 — Contratação de serviços de engenharia necessários à ampliação da macrodrenagem da área denominada de Grande Tabuleiro, em Maceió/AL

Valor R$: 48.164.381,06 **Data Base:** 27/11/1997

- Superfaturamento

Objeto: Obra

Valor R$: 0,00 **Data Base:**

- Demais irregularidades graves no processo licitatório

Observações:

TO

18.544.0515.7I59.0010 / 2009 - CONSTRUÇÃO DA BARRAGEM DO RIO ARRAIAS EM ARRAIAS - NO ESTADO DO TOCANTINS NA REGIÃO NORTE

Obra / Serviço: Construção da Barragem do Rio Arraias em Arraias/TO **% EXECUTADO:** 60

Objeto: Contrato 045/2005 — Elaboração do Projeto Executivo, dos Projetos Básicos Ambientais (PBA´s) e Gerenciamento, Assessoria Técnica, Supervisão e Fiscalização das obras da Barragem do Rio Arraias/ TO - Eixo 16

Valor R$: 4.263.992,00 **Data Base:** 01/04/2005

- Sobrepreço decorrente de preços excessivos frente ao mercado.

Objeto: Contrato 117/2004 — Construção da Barragem do Rio Arraias - Eixo 16, com fornecimento e montagem dos equipamentos hidromecânicos e elétricos, de acordo com o Programa de Perenização das Águas do rio Tocantins (Propertins), em Arraias - TO.

Valor R$: 34.167.800,73 **Data Base:** 15/12/2003

- Sobrepreço decorrente de BDI excessivo.

- Sobrepreço decorrente de preços excessivos frente ao mercado.
- Superfaturamento decorrente de reajustamento irregular.

Objeto: Convênio 610857 — Convênio 113/2007 - Construção da Barragem do Rio Arraias - Eixo 16, contemplando a elaboração do projeto executivo, projetos básicos ambientais, supervisão, gerenciamento, fiscalização, assessoria técnica, bem como a execução das obras de engenharia da Barragem do Rio Arraias em Tocantins.

Valor R$: 56.355.046,67 **Data Base:** 07/01/2009

- Sobrepreço decorrente de preços excessivos frente ao mercado.

Observações:

56101 Ministério das Cidades

R

.451.9989.7H24.0056 / 2009 - APOIO À IMPLANTAÇÃO DA LINHA 3 DO SISTEMA DE TRENS URBANOS DO RIO DE JANEIRO - TRECHO RIO DE JANEIRO - NITERÓI - SÃO GONÇALO - IMPLANTAÇÃO DO TRECHO INICIAL DA LINHA 3 DO SISTEMA DE TRENS URBANOS DO RIO DE JANEIRO
15.453.99

Obra / Serviço: (PAC) Impla - Linha 3 do Rio de Janeiro **% EXECUTADO:** 0

Objeto: Contrato 02/2002 — Execução, pelo regime de empreitada por preço unitário, das Obras Civis do Lote 2 da Linha 3 do Sistema de Transporte Metroviário do Estado do Rio de Janeiro.

Valor R$: 714.972.486,31 **Data Base:** 01/06/2001

- Projeto básico deficiente ou desatualizado.

Objeto: Convênio 640150 — 1.1 - Desenvolvimento de estudos e execução de parte dos Levantamentos Topográficos, Geológicos e Geotécnicos, para levantamento da faixa de domínio, com identificação da poligonal de referências básicas para o Projeto, RN's, marcos topográficos, identificação de áreas invadidas e delimitação de áreas de bota fora e jazidas do Pátio e Estação do Barreto e da Via Elevada do trecho Barreto/Alcântara, do Lote 2 da Linha 3 do Metrô do Rio de Janeiro; 1.2 - Elaboração do Projeto Executivo da Via Elevada do trecho Barreto/Alcântara, do Lote 2 da Linha 3 do Projeto de Implantação da Linha 3 do Metrô do Rio de Janeiro, compreendendo detalhes construtivos, especificações técnicas, desenhos, listas de materiais e todos os documentos necessários à impla .3 - Apoio à impla levada do trecho Barreto/Alcântara

Valor R$: 62.500.000,00 **Data Base:** 30/12/2008

- Impropriedades na execução orçamentária.

Observações:

SP

15.451.0805.1951.0018 / 2003 - AÇÕES DE REESTRUTURAÇÃO URBANA, INTERLIGAÇÃO DE ÁREAS URBANAS E DE ADEQUAÇÃO DE VIAS - CONCLUSÃO DAS OBRAS DO COMPLEXO VIÁRIO DO RIO BAQUIRIVU - GUARULHOS - SP
15.451.0805.1951.0018 / 2004 - AÇÕES DE REESTRUTURAÇÃO URBANA,

Obra / Serviço: Conclusão das Obras do Complexo Viário Baquirivu - Guarulhos/SP **% EXECUTADO:** 89

Objeto: Contrato 039/99 — Execução das obras civis de implantação do Sistema Viário Marginal Baquirivu, inclusive obras de arte e serviços complementares.

Valor R$: 101.673.707,03 **Data Base:**

- Superfaturamento

Objeto: Execução Física

Valor R$: 0,00 **Data Base:**

- Alterações indevidas de projetos e especificações

Observações: